Exhibit (e)(7)
Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668
Confidential
Mr. John L. Miclot
Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668
December 20, 2007
Dear Mr. Miclot:
     Reference is made to (i) the Amended and Restated Employment Agreement (the “Existing Employment Agreement”), dated August 29, 2007 by and between Respironics, Inc. (the “Company”) and John L. Miclot (the “Executive”), (ii) the Agreement and Plan of Merger, dated as of December 20, 2007 (the “Merger Agreement”), by and among the Company, Philips Holding USA Inc. (“Parent”) and Moonlight Merger Sub and (iii) the Employment Agreement, dated December 20, 2007, by and between Parent and the Executive (the “New Employment Agreement”). Capitalized terms used in this letter agreement (“Letter Agreement”) that are not otherwise defined shall have the meanings ascribed to such terms under the Merger Agreement. This Letter Agreement shall constitute an amendment to the Existing Employment Agreement.
     The Company and Executive agree that immediately prior to, and contingent upon, the occurrence of a “change in the ownership” of the Company (as such phrase is defined in Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (“Section 409A”)) (a “Change in Ownership”), the Company (x) shall pay to Executive a lump sum amount equal to $4,694,927 in cash (the “Executive Payment”), less applicable income tax withholdings and (y) shall pay to Executive or the applicable tax authority an amount determined in accordance with Section 8 of the New Employment Agreement (the “Gross-Up Payment”); provided, however, that notwithstanding any requirements regarding the timing of the operation of Section 8 of the New Employment Agreement contained in Section 8 of the New Employment Agreement, the Company shall pay the amount contemplated by this clause (y) immediately prior to the Change in Ownership and shall take all steps necessary to accomplish the foregoing and provided further that for purposes of this Letter Agreement the term “Company” as used in Section 8 of the New Employment Agreement shall mean Respironics, Inc. The Company and Executive agree that the occurrence of the Acceptance Time constitutes a Change in Ownership. Upon Executive’s receipt of the Executive Payment and the Company’s payment of the Gross-Up Payment (the “Conditions Precedent”), the Existing Employment Agreement shall terminate and cease to be in effect; provided, however, that if the Conditions Precedent are satisfied, but the New Employment Agreement does not become effective for any reason, Section 2.07 of the Existing Employment Agreement shall survive the termination of the Existing Employment Agreement until such time, if any, as the New Employment Agreement becomes effective in the form in effect on the date of this Letter Agreement, at which time Section 2.07 of the Existing Employment Agreement shall terminate and cease to be in effect. For purposes of Section 409A, this Letter Agreement constitutes an election in 2007 to receive the Executive Payment immediately prior to, and contingent upon, the occurrence of a Change in Ownership. The parties acknowledge that the Acceptance Time will not occur in 2007.
     Except as otherwise amended by this Letter Agreement, the Existing Employment Agreement shall remain in effect in accordance with its terms until Executive receives the Executive Payment, including with respect to the payment of severance and the provision of benefits upon a termination of employment prior to the occurrence of a Change in Ownership. In the event that Executive’s employment with the Company is terminated prior to the occurrence of a Change in Ownership of the Company, the Company shall be obligated to pay severance and benefits in accordance with the terms of the Existing Employment Agreement and shall not be obligated to make the Executive Payment or the Gross-Up Payment immediately prior to, and contingent upon, a Change in Ownership.
     The parties agree that there has not been and the Company agrees, to the extent permitted by law and GAAP, that it will not assert or report that there has been a violation of, or amounts includible in Executive’s income under, Section 409A as a result of the Executive Payment made pursuant to this Letter Agreement.
     This Letter Agreement shall terminate and shall have no effect on the first to occur of (x) termination of the Merger Agreement prior to the occurrence of the Acceptance Time and (y) December 30, 2008 if a Change in Ownership has not occurred on or prior to such time. This Letter Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania and shall be binding upon, and inure to the benefit of, any successors and assigns of the Company (whether direct or indirect, by purchase, merger, consolidation or otherwise).

Very truly yours,

RESPIRONICS, INC.

By:	/s/ Craig Reynolds

Name:	Craig Reynolds
Title:	Executive Vice President and Chief Operating Officer
Agreed and Acknowledged

/s/ John L. Miclot
John L. Miclot